Filed pursuant to Rule 424(b)(3)
Registration No. 333-72346-01

Supplement dated November 14, 2002, to Prospectus dated August 12, 2002

     On November 14, 2002, the A.M. Best rating agency informed Western Life of its decision to assign a 2002 rating of B- (Fair) with a stable outlook, revised from the 2001 rating of B (Fair). According to A.M. Best, the rating action reflected our significant investment in mortgages, mortgage backed bonds and real estate relative to capital and surplus and the associated potential adverse impact on liquidity. A.M. Best also considered the increased debt levels and operating performance of our parent organization, Metropolitan Mortgage & Securities Co., Inc. Offsetting these items were our historic profitability, positive premium growth pattern and the ability to retain our core individual annuity line of business, which has adequate surrender charge protection.

     A.M. Best defines both the ratings of B and B- as “fair”. B (Fair) and B- (Fair) are assigned to companies which have, on balance, fair balance sheet strength, operating performance and market profile when compared to the standards established by the A.M. Best Company. In A.M. Best’s opinion, these companies have an ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting and economic conditions.